SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held Company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

63rd Ordinary General Shareholders Meeting

We hereby call on the Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras” or “Company”) to attend the Ordinary General Shareholders Meeting (“OGM” o “Shareholders Meeting”), to be held entirely remotely, pursuant to article 124, §2-A, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”), article 5, §2, item I, and article 28, §§2 and 3 of CVM Resolution No. 81 of March 29, 2022 (“CVM Resolution 81”), and article 18, §1, of the Company’s Bylaws, to be held on April 27, 2023, at 2:00 pm, through the digital platform Zoom (“Digital Platform”), to resolve on the Agenda below.

Agenda to be resolved at OGM:

1.	To take the management’s accounts, examine, discuss, and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ended December 31, 2022;
2.	To approve the Company’s management’s proposal for the allocation of net income for the fiscal year ended December 31, 2022 and the distribution of dividends; and
3.	To set the global annual compensation of the management, of the members of the advisory committees to the Board of Directors and of the members of the Fiscal Council (if installed) for the period between April, 2023 and March, 2024.

Digital Meeting and Voting Ballot

The Company’s decision to hold the OGM entirely remotely, under the terms of article 124, §2-A, of the Brazilian Corporate Law, article 5, §2, item I, and article 28, §§2 and 3 of CVM Resolution 81, and of article 18, §1, of the Company’s Bylaws, aims to facilitate the attendance of Shareholders and others involved in the OGM. Additionally, Shareholders will be granted the right to attend the OGM by a Voting Ballot (as defined below), pursuant to article 26 and following of CVM Resolution 81.

Therefore, the presence of the shareholders at the OGM may be by means of:

(i)	via a Remote Voting Ballot (“Voting Ballot”), and detailed information on the documents required for remote voting can be found in the Voting Ballot, which can be accessed on the websites mentioned below; and
(ii)	via Digital Platform, in person or by a duly appointed attorney, under the terms of article 28, §§2 and 3, of CVM Resolution 81, in which case the shareholder may: (a) attend the OGM, whether or not he/she has sent in the Voting Ballot; or (b) attend and vote at the OGM, noting that for the shareholder who has already sent in the Voting Ballot and who, if he/she decides to do so, votes in the OGM via the Digital Platform, all voting instructions received by means of the Voting Ballot will be disregarded.

The guidelines on the rules of conduct to be adopted at the OGM will be available on the Digital Platform.

Voting Ballot

Subject to the procedures provided for in CVM Resolution 81, in the Company’s Reference Form and the instructions contained in the Management Proposal for the OGM, shareholders may exercise their voting rights by filling and submitting the Voting Ballot made available by the Company on the websites of the Company (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (“CVM”) (https://sistemas.cvm.gov.br/) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (https://www.b3.com.br/pt_br/).

Installation of the Fiscal Council and Nomination of Candidates

Eletrobras' Fiscal Council does not operate on a permanent basis. Therefore, in accordance with article 161, §2, of the Brazilian Corporate Law, and article 4 of CVM Resolution No. 70 of March 22, 2022, it will be installed at the request of shareholders representing at least 2% of the voting shares (common shares issued by the Company), or 1% of the non-voting shares (preferred shares class "A" and class "B" issued by the Company), which may be done via Voting Ballot or directly to the Company.

Pursuant to article 37 and following of CVM Resolution 81, the request for inclusion of candidates in the Voting Ballot may be made by shareholders representing at least 0.5% of the shares of a certain type in the Company and must be sent to the attention of the Chief Financial and Investor Relations Officer, along with the information required by article 38, item II of CVM Resolution 81, which includes, without limitation, the information indicated in items 7.3 to 7.6 of the Company's Reference Form (article 11, item I, of CVM Resolution 81).

Detailed information about the process of installing the Fiscal Council and appointing effective and alternate members can be found in the Management Proposal for the OGM.

Access to the Meeting

Shareholders who wish to participate in the OGM via the Digital Platform must access the website www.eletrobras.com/AssembleiaVirtual, fill out your registration form, including setting up a password and attach all documents required for their admissibility to attend and/or vote at the OGM, at least 2 days prior to the date designated for the OGM, i.e. by April 25, 2023.

Required Documents

The following documents will be required from shareholders for qualification and participation and/or voting in the OGM via the Digital Platform ("Documents Required for Attendance in the OGM"):

(i)	if an individual, a copy of official ID document, valid nationally and within the validity period, if applicable, or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than one year and the official ID document with photo (the attorney-in-fact must be a shareholder, Company’s manager or an attorney regularly registered with the Brazilian Bar Association (OAB));
(ii)	if a legal entity, (a) updated bylaws of the shareholder and the documents that provides representative powers for its legal representative within the scope of the OGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (b) if applicable, a duly granted power of attorney pursuant to the law and/or the shareholder’s Bylaws, together with the attorney-in-fact’s official identity document with a photo; or
(iii)	if an investment fund a copy of the current and consolidated fund regulations, bylaws or articles of incorporation of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo and valid nationally.

The Company clarifies that it will waive the need to send the physical copies of the shareholders’ power of attorney neither a signature notarization (reconhecimento de firma), as well as will waive the need for notarization, consularization, apostille and notarized translation of any of the foreign shareholders’ documents, therefore, it will be sufficient to send the physical copy of the original documents on the above mentioned website.

The Company will only accept powers of attorney granted digitally by the shareholders by means of digital certification, which should comply with the Brazilian Public Key Infrastructure (ICP-Brasil) standards or by other means that attest the signatory and the integrity of the digital document.

Shareholders Representation

Pursuant to article 126, §1, of the of the Brazilian Corporate Law and the decision of the CVM Board in CVM case RJ-2014/3578, issued on November 4, 2014 (“CVM Precedent”), the shareholders may attend the OGM:

(i)	if an individual, by an attorney-in-fact constituted less than one year before (who must be a shareholder, Company’s manager or an attorney regularly enrolled with the Brazilian Bar Association);

(ii)	if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code; or
(iii)	if an investment fund, by its administrator and/or fund manager, or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code.

Declaration of Membership in a Group of Shareholders

Due to the limitation on the exercise of voting rights set forth in articles 6 and 7 of the Company's Bylaws (as detailed in the Management Proposal), the Company requests, for the purposes of timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of the Bylaws, as mentioned above, inform which are the members of the group of shareholders up to 2 days prior to the date set for the OGM, i.e., until 11:59 p.m. on April 25, 2023, by sending the declaration exclusively on the website address: www.eletrobras.com/AssembleiaVirtual, specifying the following (“Declaration of Membership in a Group of Shareholders”):

(i)	whether they are part of a voting agreement and whether there are other members of the agreement and their respective stakes;
(ii)	if they are part of an economic group of companies or group of entities with common administration or management or under the same command; and
(iii)	whether they are represented by the same agent, administrator, or representative in any capacity.

The model of Declaration of Membership in a Group of Shareholders is made available by the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/).

Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws will not need to send the aforementioned declaration, and the Company will consider that such shareholders state that they do not belong to any “group of shareholders” and that they take responsibility for such statement, given the informational duty provided for in the Company’s Bylaws.

Furthermore, as provided for in article 8, §5, of the Company’s Bylaws, the chairman and secretary of the Shareholders Meeting may, if they deem necessary, request the shareholders to provide documents and information to verify whether a shareholder belongs to a “group of shareholders” that may hold 10% or more of the Company’s voting capital.

Admissibility Qualification

By providing all the documents to support their admissibility to attend the Shareholders Meeting, the shareholders, legal representative(s) or attorney-in-fact, as the case may be, will receive confirmation of their admissibility to attend the OGM. Pursuant to article 6, §3 of CVM Resolution 81, if the shareholders fail to provide the required documents within the period provided for herein and as detailed in the Management Proposal, they will not be allowed to access the Digital Platform.

Information and Documentation

The Management Proposal, along with detailed information on the rules and procedures for attending and/or remote voting at the OGM, including guidelines for sending the Voting Ballot, as well as all documentation related to the matters to be resolved at the OGM, pursuant to the Brazilian Corporate Law and the regulations in force, are available on the websites of the Company (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Rio de Janeiro, March 28, 2023.

Ivan de Souza Monteiro

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.